Exhibit 99.7

March 13, 2026

ACTION IS REQUIRED BY REGISTERED HOLDERS

OF THOMSON REUTERS COMMON SHARES

In order to provide returns to shareholders derived from our May 2024 dispositions of shares in London Stock Exchange Group plc co-owned by the company and certain investment funds affiliated with Blackstone, we have proposed return of capital and share consolidation transactions consisting of:

•

a special cash distribution of US$605 million in the aggregate, or approximately US$1.36 per participating share (estimated based on the number of common shares issued and outstanding as of March 6, 2026 and assuming no shareholders opt-out of the return of capital); and

•	a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution.

The proposed transactions require shareholder approval and a special meeting of shareholders will be held on April 28, 2026. While the full details of the proposed transactions are described in the accompanying management proxy circular and other related materials, action is required by each registered shareholder in connection with the transactions.

Here’s what you must do:

Action	Send To	Deadline

If you hold share certificate(s), complete and sign the enclosed letter of transmittal and return it with your share certificate(s).

(No action is required if you hold shares through the direct registration system (DRS) of our transfer agent)

	Computershare Investor Services Inc. (using the addresses indicated on the enclosed forms)	We request that you return these as promptly as practicable and, if you opt out of the return of capital, they must be received no later than April 27, 2026 at 5:00 p.m. (Toronto time)

If you’re eligible to opt out of the return of capital and decide to do so, complete and sign the enclosed opt-out election and certification form.

(Certain shareholders who are taxable in a jurisdiction outside of Canada - including taxable U.S. resident shareholders and others - can opt out of the return of capital)

April 27, 2026 at 5:00 p.m. (Toronto time)

Please note that the voting deadline for the meeting for registered shareholders is 5:00 p.m. (Toronto time) on April 24, 2026.

Questions? Need Help?

Please contact our Information Agent, D.F. King & Co., Inc.

Canada/U.S. Toll Free Phone:

1-800-967-5068

e-mail: tri@dfking.com

Outside Canada/U.S., call collect: 1-212-561-5870

This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and provisions in the accompanying management proxy circular and other related materials. Computershare Investor Services Inc. may require the delivery of other documents in connection with the transactions.